Alesco Financial Inc.

2929 Arch Street - 17th Floor

Philadelphia, PA 19104

March 18, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attention:	Linda Van Doorn

Senior Assistant Chief Accountant

Re:	Alesco Financial Inc. - File No. 001-32026

Dear Ms. Van Doorn:

Further to the telephone discussion between Jessica Barberich of the staff of the Commission and our outside counsel, Kathleen Werner of Clifford Chance US LLP, on March 12, 2009, we are providing a supplemental response to comment number 5 contained in your comment letter dated February 17, 2009. This letter supplements our response letter dated March 2, 2009.

Note 8: Stock-Based Compensation, page F-29

5. We note your response to comment 8; you state that the restricted share awards do not have disincentives for nonperformance other than forfeiture of the award by the counterparty and therefore, you measure the fair value of the award when the performance is completed by the counterparty. We note that footnote 3 of EITF 96-18 states that a performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance, and that the disincentives must result from the relationship between the issuer and the counterparty. Please further tell us how you considered the relationship between you and the counterparty, certain officers and key employees of Cohen, outside of the restricted stock award arrangements when determining whether performance was probable due to large disincentives for nonperformance. It appears that you have other arrangements (i.e., a management agreement) with the counterparty that may be impacted by nonperformance. Please explain.

Response:

Alesco Financial Inc. (“we” or “Alesco”) determined that the appropriate accounting for our restricted share awards is to measure their fair value when performance is completed. We made this determination because the only penalty for nonperformance to the individual recipients of the awards is forfeiture of the awards. The only performance required of an individual recipient in order to earn the equity instrument is to continue to provide services to Alesco. While there is a relationship between Alesco and its manager, Cohen & Company, outside the context of the individual restricted stock awards, there is no penalty to an individual recipient of an Alesco stock award which would necessarily arise out of the relationship between Cohen and Alesco if the services of that individual are terminated.

As the staff points out, footnote 3 of EITF 96-18 defines a performance commitment as a “commitment under which performance by the counterparty to earn the equity instrument is probable because of sufficiently large disincentives for nonperformance.” (Emphasis added.) In the present case, the counterparty is an individual recipient of an Alesco share award and the performance to earn the equity instrument is the recipient’s continued service to Alesco.

Footnote 3 of EITF 96-18 goes on to say that “The disincentives must result from the relationship between the issuer and the counterparty.” In the present case, the direct relationship between Alesco and the individual counterparties is their service relationship or the status of the individuals as officers of Alesco. In addition, Alesco has a relationship with Cohen & Company which is embodied in the management agreement. Cohen & Company employs each of the individual counterparties. In no case would the mere termination of service of an individual counterparty result in a termination of, or other penalty under, the management agreement. In fact, the management agreement may be terminated by Cohen & Company without penalty to it or any of the individual equity award recipients. The management agreement may be terminated by Alesco under the following circumstances:

(i)	a vote by two-thirds of the independent directors of Alesco or the holders of a majority of Alesco’s common stockholders not to renew the management agreement because (a) there has been unsatisfactory performance by the manager that is materially detrimental to Alesco, or (b) the compensation payable to the manager is unfair and the manager and the independent trustees cannot agree upon a reduced compensation amount; and

(ii)	for “Cause,” which is defined as (a) a material breach of the agreement which continues unremedied for 30 days after written notice, (b) fraud, misappropriation of funds, or embezzlement, (c) gross negligence, willful misconduct or reckless disregard of the manager’s duties, (d) a change of control of Cohen & Company occurs or (e) bankruptcy events affecting the manager.

In the case of a termination pursuant to clause (i) above, Alesco is required to pay Cohen a termination fee, whereas no termination fee is payable upon a termination for Cause.

An individual equity recipient would fail to “perform” the terms of the equity award if he or she voluntarily ceases to provide services to Alesco or quits employment from Cohen & Company, is fired or dies or becomes disabled. As stated above, none of those events leads to any consequence other than potential forfeiture of the award. In addition to an award recipient’s nonperformance, there would have to be other circumstances which would give Alesco the right to terminate the management agreement. The only potential set of circumstances that could give rise to both a termination of employment of an individual equity recipient and a termination of the management agreement would be circumstances that amount to either “unsatisfactory performance by the manager that is materially detrimental to Alesco” or “Cause,” as defined under the management agreement.” In all of the examples contained in the EITF where a performance commitment and a sufficiently large disincentive were found to have existed, the relationship between the counterparty’s performance and the penalty were much more direct and concrete than the present case. In the EITF examples, a manufacturer will be subject to a large monetary penalty if he does not finish constructing a satellite on time; a lawyer will be subject to damages if he quits a case; and a freelancer will be subject to monetary damages if he quits a project. In the case of the Alesco awards, if an equity recipient’s services are terminated, Alesco may or may not also have the right to terminate the management agreement—it would depend upon other circumstances surrounding the termination and would undoubtedly be the subject of negotiation and potentially litigation between Alesco and the manager. In no case would any individual or Cohen & Company have to pay any monetary penalty to Alesco upon the termination of the management agreement. Moreover, unlike in the EITF examples, there is not necessarily an identity of interests between the individual whose services are terminated and Cohen & Company, which is the recipient of the compensation paid under the management agreement.

We believe that the Alesco equity awards do not contain performance commitments within the meaning of EITF 96-18 because the only probable consequence to the individual counterparties of nonperformance under the awards is their forfeiture. While there may be circumstances under which both an individual counterparty could be forced to forfeit his or her award and the management agreement would be terminable by Alesco, those circumstances would not result in a penalty to the individual or to Cohen & Company that constitutes a disincentive to nonperformance within the standards of EITF 96-18. For these reasons, we determined that the appropriate accounting treatment is to measure the fair value of the awards at the completion of performance.

* * * * *

We trust that we have been responsive to your comments. In addition, we acknowledge as follows:

•	we are responsible for the adequacy and accuracy of the disclosure in its filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and

•	we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (215) 701-9687.

Very truly yours,

/s/ John Longino
John Longino
Chief Financial Officer

cc:	Jessica Barberich
Kathleen L. Werner